SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                      Urban Television Network Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  917068 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Randy Moseley
                            Executive Vice President
                           2707 South Cooper Suite 119
                             Arlington, Texas 76015
                                 (817) 303-7449
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917068 20 7


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Miles Investment Group, LLC
     20-3238135
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC/OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    69,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    69,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     69,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     51.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 917068 20 7

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Jacob R. Miles III
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    71,600,000*
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    71,600,000*
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     71,600,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     53.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

*Through his ownership of Miles Investment Group, LLC, Mr. Miles has the power to dispose of or direct the disposition of the shares of common stock held by Miles Investment Group, LLC. As a result, Mr. Miles may under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. The shares of Common Stock reported as beneficially owned by Mr. Miles consist of (i) 2,600,000 shares he owns directly and (ii) 69,000,000 shares owned by Miles Investment Group, LLC.

CUSIP No. 917068 20 7
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         This Schedule 13D dated August 10, 2005, of Urban Televison Network Corporation, a Nevada corporation (the "Issuer"), is filed to reflect the Information required pursuant to Rule 13d-2 of the Securities and Exchange Act Of 1934, as amended (the "Act"), relating to common shares, $0.0001 par value Per share (the "Common Stock"), of the Issuer.

         The principal executive offices of the Issuer are located at 2707 South Cooper, Suite 119, Arlington, Texas 76015.

-----------------------------------------------------------------------------
Item 2.  Identity and Background.

(I) Miles Investment Group, LLC

This statement is being filed on behalf of Miles Investment Group, LLC, a Texas limited liability company. Miles Investment Group, LLC is engaged in Investment holdings in media, including television. The address of Miles Investment Group, LLC's principal office is 2707 South Cooper, Suite 119, Arlington, Texas 76015.

(d) - (e) During the last five years, no executive officer, director, or control person of Miles Investment Group, LLC has (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule A hereto sets forth the citizenship of each director and officer of the Reporting Person.

(II) Jacob R. Miles III

(a) This statement is being filed on behalf of Jacob R. Miles III, an individual and majority owner of Miles Investment Group, LLC.

(b) The business address of Mr. Miles is c/o Urban Television Network Corporation, 2707 South Cooper, Suite 119, Arlington, Texas 76015.

(c) Mr. Miles principal occupation is Chief Executive Officer of Urban Televison Network Corporation.

(d)-(e) During the last five years Mr. Miles has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting any violation with respect to such laws.

(f) Mr. Miles holds a United States of America citizenship.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         On July 29, 2005, Miles Investment Group, LLC purchased 69,000,000 Shares of Common Stock of Issue for six million nine hundred thousand dollars ($6,900,000) or Ten ($0.10) Cents per share for 69,000,000 shares. The stock purchase by Miles Investment Group, LLC was structured as an installment purchase. The terms of the stock purchase are as follows: $100,000 down, the $6,800,000 balance payable on a no interest promissory note at $250,000 Dollars every thirty days with the first payment due September 15, 2005. All of the shares have been pledged as security for the promissory note and will be physically held by the Company.

         Additionally, Reporting Person has been issued warrants for 30,000,000 shares of common stock that can be exercised for $.01 per share on the following basis: (1) two million shares at any time after the Company's stock bid price on the OTCBB exchange has maintained a $.40 price for 10 consecutive trading days,
(2) two million shares at any time after the Company's stock bid price on the OTCBB exchange has maintained a $.75 price for 10 consecutive trading days,(3) three million shares at any time after the Company's stock bid price on the

CUSIP No. 917068 20 7

OTCBB exchange has maintained a $1.05 price for 10 consecutive trading days, (4) three million shares at any time after the Company's stock bid price on the OTCBB exchange has maintained a $1.30 price for 10 consecutive trading days, (5) ten million shares at any time after the Company's stock bid price on the OTCBB exchange has maintained a $4.50 price for 10 consecutive trading days and (6) ten million shares at any time after the Company's stock bid price on the OTCBB exchange has maintained a $6.00 price for 10 consecutive trading days.

         In summary, Reporting Person has acquired a total of Sixty Nine Million (69,000,000) common shares of the Issuer's common stock directly from the company. With this purchase, the Issuer's total issued and outstanding common stock is 132,928,379 shares. Reporting Person has acquired a 51.9% majority interest in the Issuer's common stock. These shares issued above were issued in a private transaction pursuant to Section 4(1) and 4(2) of the Securities Act of 1933, as amended. These shares are considered restricted securities and may not be publicly resold unless registered for resale with appropriate governmental agencies or unless exempt from any applicable registration requirements.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

(I) Miles Investment Group, LLC has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. Miles Investment Group, LLC has acquired the securities of the Issuer for general investment purposes. Miles Investment Group, LLC is not a party to any agreement to acquire any additional securities at this time. Notwithstanding the foregoing, Miles Investment Group, LLC retains the right to change its investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or a part of the securities beneficially owned by it in any manner permitted by law. In addition, Miles Investment Group, LLC, by virtue of its majority ownership of Issuer's Common Stock, has the right to elect members of the Issuer's Board of Directors.

(II) Jacob R. Miles III has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through
(j) of this Item 4. Mr. Miles LLC has acquired the securities of the Issuer for general investment purposes. Mr. Miles is not a party to any agreement to acquire any additional securities at this time. Notwithstanding the foregoing, Mr. Miles retains the right to change his investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or a part of the securities beneficially owned by him in any manner permitted by law. In addition, Mr. Miles, by virtue of his beneficial owner ship of the majority ownership of Issuer's Common Stock, has the right to elect members of the Issuer's Board of Directors.
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(I) Miles Investment Group, LLC

(a) As of the date of this report, Miles Investment Group, LLC beneficially owns an aggregate of 69,0000,000 shares of Common Stock, which represents 51.9% of the Issuer's Common Stock. Miles Investment Group, LLC intends to acquire such shares In accordance with the terms and conditions of a stock subscription agreement, the Form of which is attached hereto as Exhibit 1.

(b) As of the date of this report, Miles Investment Group, LLC has the sole power to vote or direct the voting of, or dispose or direct the disposition of 69,000,000 shares of the Issuer's Common Stock.

(c) Miles Investment Group, LLC has not effected any transactions in the class of securities described in the past 60 days.

(d) Not applicable.

(e) Miles Investment Group, LLC is the beneficial owner of 51.9% of the Issuer's Common Stock which represents more than a 5% ownership position.

CUSIP No. 917068 20 7


(II) Jacob R. Miles III

(a) As of the date of this report, Mr. Miles, through his majority ownership of Miles Investment Group, LLC, beneficially owns an aggregate of 71,600,000 shares of Common Stock of Issuer, which represents 53.8% of the Issuer's Common Stock.

(b) As of the date of this report, Mr. Miles has the sole power to vote or direct the voting of, or dispose or direct the disposition of 71,600,000 shares of the Issuer's Common Stock.

(c) In connection with Mr. Miles position of Chief Executive Officer of the Issuer, Mr. Miles received 1,500,000 shares of the Issuer's Restricted Common Stock in June 2005.

(d) Not applicable.

(e) Mr. Miles remains the beneficial owner of more than 5% of the class of Securities described herein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3, the Reporting Person has entered into a purchase agreement for the acquisition of the Shares. Transfer of the Shares is subject to certain provisions of the purchase agreement included as an exhibit hereto.

As described in Item 4, the board of directors and management positions were restructured.
--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

Exhibit No.                            Exhibit
----------                             -------

1. Subscription Agreement for Purchase of Stock between the Reporting Person and the Company.

2.       Promissory Note between Reporting Person and the Company.

3.       Warrant Agreement between Reporting Person and the Company.
--------------------------------------------------------------------------------


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              Miles Investment Group, LLC

Dated:  August 10, 2005                       By:  /S/ Jacob R. Miles III
                                              ----------------------------------
                                              Name:   Jacob R. Miles III
                                              Title:  Managing Member



                                              /s/   Jacob R. Miles III
                                              ----------------------------------
                                              Jacob R. Miles III

                                    Exhibit A



In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to joint filing on behalf of both of them of a statement on Schedule 13D (including any additional amendments thereto) with respect to the Common Stock of Urban Television Network Corporation, and that this Agreement be included as an Exhibit to such joint filing.



                                              Miles Investment Group, LLC

                                              By:  /S/ Jacob R. Miles III
                                              ----------------------------------
                                              Name:   Jacob R. Miles III
                                              Title:  Managing Member



                                              /s/   Jacob R. Miles III
                                              ----------------------------------
                                              Jacob R. Miles III












                                 INDEX TO EXHIBITS




Exhibit No.                            Exhibit
----------                             -------

1. Subscription Agreement for Purchase of Stock between the Reporting Person and the Company.

2.       Promissory Note between Reporting Person and the Company.

3.       Warrant Agreement between Reporting Person and the Company.



--------------------------------------------------------------------------------

                                                                       Exhibit 1

                          STOCK SUBSCRIPTION AGREEMENT
                              FOR PURCHASE OF STOCK


Urban Television Network Corporation
2707 South Cooper,  Suite 119
Arlington, Texas  76015

Dear Sir or Madam:

         It is understood that, upon the acceptance of this subscription by the Company, the undersigned will receive an executed counterpart of this Stock Subscription Agreement.

         1. Subscription. Subject to the terms and conditions hereof, the undersigned Shareholder hereby irrevocably offers to purchase and subscribes for and agrees to purchase Sixty Nine Million (69,000,000) Shares of Urban Television Network Corporation, a Nevada corporation, common stock at Ten Cents ($0.10) per Share for a total purchase price of Six Million Nine Hundred Thousand $6,900,000) Dollars. The purchase price will be paid as follows:

         (a) $100,000, as a down payment due on August 5, 2005) with the $6,800,000 balance payable on a promissory note at $250,000 Dollars every thirty
(30) days, beginning thirty (30) days after the date of the down payment, including Zero (0%) percent interest on the declining balance, until paid in full. The first payment after the down payment will be due on, or before September 15, 2005 with successive payments due every thirty (30) days thereafter, until paid in full, including accrued interest.

         (b) The stock certificate evidencing the 69,000,000 shares of Urban Television Network Corporation shall be delivered to the undersigned immediately upon the full payment of $6,900,000.00.

         2. Conditions of Subscription. The undersigned understands and agrees that:

         (a) The Company will have no obligation to accept subscriptions for Shares in the order received; and

         (b) The stock certificate to be issued and delivered on account of this subscription will only be issued in the name of, and delivered to, the undersigned.

         2. Representations and Warranties of the Undersigned. The undersigned represents, warrants, and agrees as follows:

         a. The undersigned understands that the Shares are being offered And sold under the exemption from registration provided for in Section 4(2) of the Securities Act of 1933, as amended, and Section 90.530(11) of the Nevada Revised Statutes, as amended, that it is purchasing the Shares without being furnished any offering literature or, that this transaction has not been scrutinized by the United States Securities and Exchange Commission or by any administrative agency charged with the administration of the securities laws of any state because of the private aspects of the offering, that all documents, records, and books pertaining to this investment, have been made available to the undersigned and its representatives, if any, and that the books and records of the Company are and will be available upon reasonable notice for inspection by investors during reasonable business hours at its principal place of business. This offer to purchase securities originated with the subscriber and the subscriber was not solicited by the company. The subscriber has reviewed the Company's annual and quarterly periodic reports filed with the Securities and Exchange Commission.

         b. The undersigned is a Limited Liability Company organized in the State of Texas.

         c. The undersigned is an "accredited investor" as defined in the By federal and state securities laws; and if not then the purchaser represents that By virtue of its business and financial experience or financial experience of its professional advisors who are unaffiliated with and who are not compensated, to the best of its knowledge, by the issuer or any affiliate or selling agent of the issuer, directly or indirectly, can be reasonably assumed to have the capacity to protect its own interests in connection with this transaction.

         d. The undersigned understands and has fully considered for purposes Of this investment the associated risks and the restricted transferability of

Shares, and that (i) the Shares are a speculative investment which involve a high degree of risk of loss by the undersigned of its investment therein, and
(ii) there are substantial restrictions on the transferability of, and there will be no public market for the Shares, and accordingly, it may not be possible for him or her to liquidate its investment in the Shares in case of emergency;

         e. The undersigned is able (i) to bear the economic risk of this investment for an indefinite period, and (ii) to afford a complete loss of the investment;

         f. The undersigned, in making its investment decision to purchase the Shares, the Subscriber has relied solely upon independent investigations made by it and/or it's representative(s) and advisors, and the undersigned and any such witnesses have been given the opportunity to ask questions of, and to receive answers from, persons acting on behalf of the Company concerning the Company and the terms and conditions of this offering, and to obtain any additional information, to the extent such persons possess such information or can acquire it without unreasonable effort or expense.

         g. The Shares are being acquired by the undersigned in good faith solely for its own personal account, for investment purposes only, and not with a view to or for the resale, distribution, subdivision, or fractionalization thereof; the undersigned has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person the Shares, or any part thereof; the undersigned has no present plans to enter into any such contract, undertaking, agreement, or arrangement; and he or she understands that the legal consequences of the foregoing representations and warranties to mean that he or she must bear the economic risk of the investment for an indefinite period of time because the Shares have not been registered under applicable securities laws, and, therefore, cannot be sold unless they are subsequently registered under such laws (which the Company is not obligated to do) or an exemption from such registration is available;

         h. The undersigned understands that the Company is relying on the truth and accuracy of the representations, declarations, and warranties herein made by him or her in offering the Shares for sale to him or her without having first registered the same under the Act;

         i. The undersigned consents to the placement of a legend on the certificate for the Shares, which legend will be in form substantially as follows:

         THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT"), AS AMENDED, OR UNDER THE SECURITIES ACT OF NEVADA, OR UNDER ANY OTHER STATE OR FOREIGN GOVERNMENT SECURITIES LAWS. THESE SHARES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT REGISTRATION UNDER THE 1933 ACT, THE SECURITIES ACT OF NEVADA, AND ANY OTHER APPLICABLE STATE SECURITIES LAWS UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT, THE SECURITIES ACT OF NEVADA, OR ANY OTHER STATE OR FOREIGN GOVERNMENT SECURITIES LAWS; AND THESE SHARES HAVE BEEN PURCHASED PURSUANT TO THE TERMS AND CONDITIONS OF A PROMISSORY NOTE AND WILL BE HELD IN ESCROW BY THE COMPANY UNTIL THE NOTE IS PAID IN FULL.

         j. The undersigned further consents to the placing of a stop transfer order on the books of the Company, and with any transfer agents, against the Shares, in accordance with the restrictions set out in the above legend; and

         k. If the undersigned is a corporation, partnership, or other entity, the undersigned and the individual representative of the undersigned who is executing this Agreement each hereby represent and warrant that the purchase of the shares of Common Stock pursuant to this Subscription Agreement has been duly authorized by all necessary corporate, partnership, or other action; that such individual is duly authorized to bind the undersigned to this Agreement; and that the undersigned was not organized for the purpose of investing in the Company.

         The foregoing representations, and warranties, and undertakings are made by the undersigned with the intent that they be relied upon in determining its suitability as a purchaser of Shares and the undersigned hereby agrees that such representations and warranties will survive the delivery of the certificate for such Shares.

         3. Events of Default. Any one or more of the following shall constitute an "Event of Default", on the part of the undersigned, as the term is used herein:

         (a) Default shall occur in the observance or performance of any covenant or agreement contained herein or in the other Loan Documents that are not remedied within 30 days after notice thereof to the undersigned by the Company; or

         (b) If any representation or warranty made by the undersigned herein or in any Loan Document, or made by the undersigned in any statement or certificate furnished by the undersigned pursuant hereto, is untrue or incorrect in any material respect as of the date of the making thereof or subsequently becomes untrue or incorrect and such inaccuracy is not immediately disclosed to the Company; or

         (c) The undersigned becomes insolvent or bankrupt or makes an assignment for the benefit of creditors, or the undersigned causes or suffers an order for relief to be entered with respect to it under applicable Federal bankruptcy law or applies for or consents to the appointment of a custodian, trustee, liquidator, or receiver for the undersigned or for the major part of the property of either; or

         (d) A custodian, trustee, liquidator, or receiver is appointed for the undersigned Company or for the major part of the property of either and is not discharged within 30 days after such appointment; or

         (e) Bankruptcy, reorganization, arrangement or insolvency proceedings, or other proceedings for relief under any bankruptcy or similar law or laws for the relief of debtors, are instituted by or against the undersigned and, if instituted against the undersigned, are consented to or are not dismissed within 60 days after such institution.

         4. Remedies. When any Event of Default described in Section 4 has occurred and is continuing, the Company's obligation to make the Loans shall terminate and the principal balance and all accrued interest as well as other costs, fees and expenses due and owing on the Loans shall immediately become due and payable, without presentment, demand, notice of acceleration, notice of intent to accelerate, protest or further notice of any kind or nature whatsoever, all of which are hereby expressly waived, and the Default Rate shall commence to accrue. In addition, the Company may pursue any or all of the rights available to it at law or in equity or as provided herein and in the Notes, including, without limitation, all rights and remedies of a secured party including but inclusive of the following:

         (a) If the undersigned shall fail to keep or perform any of the covenants or agreements contained herein or if any statement, representation or warranty contained herein is false, misleading or erroneous in any material respect, the undersigned shall be deemed to be in default under the Subscription Agreement and Promissory Note and the Company shall be entitled at its sole remedy which is foreclosure of the undersigned's common stock held by the Company as security for the payment under the Subscription Agreement, Promissory Note and any other Loan Document. The Company shall forever release the undersigned, its agents, employees, directors, officers, members, managers, attorneys and affiliates of all liabilities and they are held harmless from all causes of action and claims in connection with the transactions between the Company and the undersigned and the operation of the Company.

         (b) The undersigned further agrees that should it fail to meet the required installment payments as to dates and amounts set forth in this Stock Subscription Agreement and the Promissory Note, that the Company shall be free to enter into a stock subscription agreement with a third party of its choosing to complete the purchase of any remaining shares of the undersigned's common stock that the undersigned has not purchased under the Stock Subscription Agreement and Promissory Note at the date the undersigned becomes delinquent on the required installment payments set forth in this agreement.

         (c) The undersigned further agrees that should the Company take action to complete the Stock Subscription Agreement with a third party of its choosing, the undersigned shall have no rights whatsoever to contest the action of the Company and shall not bring any legal action whatsoever against the Company, its directors, officers, assigns, successors, agents. The undersigned shall forever release the Company, its agents, employees, directors, officers, members, managers, attorneys and affiliates of all liabilities and they are held harmless from all causes of action and claims in connection with the transactions between the undersigned and the Company and the operation of the Company.

         (d) Undersigned further agrees that should the Company take action to complete the Stock Subscription Agreement with a third party of its choosing, the undersigned shall instruct the officers and directors it brought to the Company to immediately resign (within two business days of notice by the Company) from the Company's board of directors and as officers of the Company.

         5. Costs of Remedies. Any and all costs and expenses (including reasonable attorney's fees) incurred by the Company in pursuing its remedies hereunder shall be an additional indebtedness due and owing by the undersigned to the Company and shall be governed by this Agreement, the Notes and the other Loan Documents.

         6. Transferability. The undersigned agrees not to transfer or assign this Agreement, or any of his interest herein, and any such transfer will be void.

         7. Revocation. The undersigned agrees that he or she may not cancel, terminate, or revoke this Agreement or any agreement of the undersigned made hereunder and that this Agreement will survive the death or disability of the undersigned and will be binding upon the undersigned's heirs, executors, administrators, successors, and assigns.

         8. No Waiver. Notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the undersigned, the undersigned does not waive any right granted to him or her under federal or state securities laws.

         10. Miscellaneous

         a. All notices or other communications given or made hereunder will be sufficiently given if hand-delivered or mailed by registered or certified mail return receipt requested, postage prepaid, to the undersigned or to the Company at the respective addresses set forth herein, or such other addresses as the undersigned or the Company will designate to the other by notice in writing.

         b. This Agreement will be governed by and construed in accordance with the internal laws of the State of Texas.

         c. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

         d.  If  more  than  one  person  is  signing   this   Agreement,   each
representation, and warranty, and undertaking made herein will be a joint and several representation, warranty, or undertaking of each person.

         11. Continuing Effect of Representations and Warranties. The representations and warranties of Paragraph 3 are true and accurate as of the date of this Subscription Agreement and will be true and accurate as of the date of delivery of the Funds, and will survive such delivery. If in any respect, such representations and warranties will not be true and accurate prior to the issuance of Shares to the undersigned, the undersigned will give immediate written notice of such fact to the Company specifying which representations and warranties are not true and accurate and in what respects they are not accurate.

         12. Indemnification. The undersigned acknowledges that he or she understands the meaning and legal consequences of the representations and warranties contained in Paragraph 3 and he or she hereby agrees to defend, indemnify, and hold harmless the Company and its officers, directors, employees, and agents, and their successors and assigns, from and against any and all loss, damage, liability, or expense, including without limitation attorneys' fees, due to or arising out of the inaccuracy of any representation or acknowledgment, or the breach of any agreement, warranty, or undertaking of the undersigned contained in this Subscription Agreement.

         13.   Signatures.   The  "undersigned"  will  mean  each  entity  whose
representative's   signature  appears  below.  I  have  read  this  Subscription
Agreement and agree to be bound by its terms.


MILES INVESTMENT GROUP, LLC


 /s/ Jacob R. Miles III
-----------------------
By: Jacob R. Miles III
Title:  Managing Member
Mailing Address:   2707 South Cooper, Suite 119, Arlington, Texas   76015
Fed Tax I.D. # 20-3238135

         Urban Television Network Corporation, a Nevada corporation, hereby accepts the foregoing subscription subject to the terms and conditions hereof this 29th day of July, 2005.



                                            Urban Television Network Corporation

                                             /s/ Randy Moseley
                                            ------------------
                                            By:  Randy Moseley
                                            Title:  Chief Financial Officer

                                                                      Exhibit  2



                                 PROMISSORY NOTE


$6,800,000                                                     July 29, 2005
                                                               Fort Worth, Texas

Miles Investment Group, LLC, a Texas limited liability company, ("Undersigned") hereby promises to pay on, or before September 15, 2010, to the order of Urban Television Network Corporation, a Nevada corporation (the "Payee") the sum of Six Million Eight Hundred Thousand ($6,800,000) Dollars, at the rate of $250,000 Dollars every thirty days, including zero (0%) percent interest, until paid in full. The first payment will be due on, or before September 15, 2005 with successive payments due every thirty (30) days thereafter, until paid in full. This note is secured by the pledge of 69,000,000 restricted common shares of Urban Television Network Corporation.

If not so paid as scheduled, all principal and interest, at the option of the Holder, or its assigns, shall become immediately due and payable.

The  Undersigned  shall have the privilege of prepaying the principal under this
Note in whole or in part, without penalty or premium at any time. All payments hereunder shall be applied first to interest, then to principal, then to late charges.

The Undersigned shall pay upon demand any and all expenses, including reasonable attorney fees, incurred or paid by Holder without suit or action in attempting to collect funds due under this Note. In the event an action is instituted to enforce or interpret any of the terms of this Note including but not limited to any action or participation by Undersigned in, or in connection with, a case or proceeding under the Bankruptcy Code or any successor statute, the prevailing party shall be entitled to recover all expenses reasonably incurred at, before and after trial, on appeal, and on review whether or not taxable as costs, including, without limitation, attorney fees, witness fees (expert and otherwise), deposition costs, copying charges and other expenses.

Miles Investment Group, LLC
a Texas limited liability company


/s/ Jacob R. Miles III
------------------------------
By: Jacob R. Miles III
Title: Managing Member and President

                                                                       Exhibit 3

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS SUCH SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN ACCORDANCE WITH SUCH ACT AND APPLICABLE STATE SECURITIES LAWS.

July 29, 2005                                                      Warrant No. 1

                                     WARRANT

                           to Purchase Common Stock of

                      Urban Television Network Corporation
                              a Nevada corporation

         This Warrant certifies that Miles Investment Group, LLC, a Texas limited liability company ("Purchaser"), is entitled to purchase from Urban Television Network Corporation, a Nevada corporation (the "Company"), the Shares (as defined herein) in the amounts and at the Exercise Price (as defined herein), all on the terms and conditions hereinafter provided.

         Section 1. Certain Definitions. As used in this Warrant, unless the context otherwise requires:

         "Affiliate" shall mean: (i) any Person directly or indirectly controlling, controlled by, or under common control with, another Person; (ii) any Person owning or controlling ten (10%) percent or more of the outstanding voting securities of another Person; (iii) any officer, director or partner of a Person; and (iv) if a Person is an officer, director or partner, any such company for which such Person acts in such capacity.

         "Articles" shall mean the Certificate of Incorporation of the Company, as in effect from time to time.

         "Common Stock" shall mean the Company's authorized common stock, $0.0001 par value per share.

         "Exercise Price" shall mean the exercise price of $0.01 per share of Common Stock as determined as follows, as adjusted from time to time pursuant to
Section 3 hereof.

         "Expiration Date" shall mean five (5) years from the date of Closing.

         "Securities Act" shall mean the Securities Act of 1933, as amended.

         "Shares" shall mean the number of shares of the Company's common stock.

         "Warrant" shall mean this Warrant and all additional or new warrants issued upon division or combination of, or in substitution for, this Warrant. All such additional or new warrants shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which they may be exercised.

         "Warrant Stock" shall mean the shares of Common Stock purchasable by the holder of this Warrant upon the exercise of such Warrant.

         "Warrantholder" shall mean Purchaser, as the initial holder of this Warrant, and its nominees, successors or assigns, including any subsequent holder of this Warrant to whom it has been legally transferred.

         Section 2. Amount of Shares and Exercise of Warrant.

         (a) Upon signing this Warrant Agreement, the Company has issued separate warrants to Purchaser, entitling Purchaser to purchase 30,000,000 shares of Company common stock. Subject to the Purchase not being in default on its Stock Subscription Agreement with the Company, the warrants issued this date to Purchaser are each fully vested and earned on the following exercise schedule;

         (a.1) Two Million (2,000,000) shares, in whole or in part, at any time after the date hereof through and including the Expiration Date and after the OTCBB Exchange bid price per share equals or exceeds $.40 for ten (10) consecutive business days.
         (a.2) Two Million (2,000,000) shares, in whole or in part, at any time after the date hereof through and including the Expiration Date and after the OTCBB Exchange bid price per share equals or exceeds $.75 for ten (10) consecutive business days.

         (a.3) Three Million (3,000,000) shares, in whole or in part, at any time after the date hereof through and including the Expiration Date and after the OTCBB Exchange bid price per share equals or exceeds $1.05 for ten (10) consecutive business days.
         (a.4) Three Million (3,000,000) shares, in whole or in part, at any time after the date hereof through and including the Expiration Date and after the OTCBB Exchange bid price per share equals or exceeds $1.30 for ten (10) consecutive business days.
         (a.5) Ten Million (10,000,000) shares, in whole or in part, at any time after the date hereof through and including the Expiration Date and after the OTCBB Exchange bid price per share equals or exceeds $4.50 for ten (10) consecutive business days.
         (a.6) Ten Million (10,000,000) shares, in whole or in part, at any time after the date hereof through and including the Expiration Date and after the OTCBB Exchange bid price per share equals or exceeds $6.00 for ten (10) consecutive business days.

         (b) Warrantholder may exercise this Warrant by means of delivering to the Company at its principal office: (i) a written notice of exercise, including the number of Shares of Warrant Stock to be delivered pursuant to such exercise and identifying whether the exercise is being made by cash purchase or conversion of shares of common stock; (ii) this Warrant; and (iii) if applicable, payment equal to the Exercise Price multiplied by the number of shares exercised. In the event that any exercise shall not be for all Shares of Warrant Stock purchasable hereunder, the Company shall deliver to Warrantholder a new Warrant registered in the name of Warrantholder, of like tenor to this Warrant and for the remaining shares of Warrant Stock purchasable hereunder, within ten (10) days of any such exercise. The notice of exercise described in clause (i) shall be in the Subscription Form set out at the end of this Warrant.

         Warrantholder shall pay the Exercise Price to the Company by cash, certified check or wire transfer.

         (c) Upon exercise of this Warrant and delivery of the Subscription Form with proper payment relating thereto, the Company shall cause to be executed and delivered to Warrantholder as soon as possible, and in no event later than five business days thereafter, a certificate or certificates representing the aggregate number of fully-paid and nonassessable shares of Common Stock issuable upon such exercise.

         (d) The stock certificate or certificates for Warrant Stock to be delivered in accordance with this Section 2 shall be in such denominations as may be specified in the Subscription Form, and shall be registered in the name of Warrantholder or such other name or names as shall be designated in said Subscription Form. Such certificate or certificates shall be deemed to have been issued, and Warrantholder or any other person so designated to be named therein shall be deemed to have become the holder of record of such shares, including to the extent permitted by law the right to vote such shares or to consent or to receive notice as stockholders, as of the time said Subscription Form is delivered to the Company as aforesaid.

         (e) The Purchaser Company shall pay all expenses payable in connection with the preparation, issue and delivery of stock certificates under this
Section 2; including any transfer taxes resulting from the exercise of the Warrant and the issuance of Warrant Stock hereunder.

         (f) All shares of Warrant Stock issuable upon the exercise of this Warrant in accordance with the terms hereof shall be validly issued, fully paid and nonassessable, and free from all liens and other encumbrances thereon, other than liens or other encumbrances created by Warrantholder.

         (g) In no event shall any fractional share of Common Stock of the Company be issued upon any exercise of this Warrant. If, upon any exercise of this Warrant, Warrantholder would, except as provided in this paragraph, be entitled to receive a fractional share of Common Stock, then the Company shall deliver in cash to such holder an amount equal to such fractional interest.

         Section 3. Adjustment of Exercise Price and Warrant Stock.

         (a) If, at any time prior to the Expiration Date, the number of outstanding shares of Common Stock is: (i) increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock; or (ii) decreased by a combination of shares of Common Stock, then, following the dividend or effective date of such stock dividend, subdivision, split-up, or combination, the Exercise Price shall be adjusted to a new amount equal to the product of (I) the Exercise Price in effect on such record date, and (II) the quotient obtained by dividing (x) the number of shares of Common Stock outstanding on such record date (without giving effect to the event referred to in the foregoing clause (i) or (ii)), by (y) the number of shares of Common Stock which would be outstanding immediately after the event referred to in the foregoing clause (i) or (ii), if such event had occurred immediately following such record date.

         (b) If, after the date of Closing, and at any time prior to the Expiration Date, the Company issues or sells shares of its Common Stock or any other shares of its Common Stock or any other securities convertible into or exchangeable for Common Stock ("Convertible Securities"), or in any manner grants or re-prices any warrants, options or other rights (collectively, "Options") to purchase shares of Common Stock or Convertible Securities, after the date hereof, which entitles the subscriber, or the holder of such Option or Convertible Security, to purchase any shares of Common Stock at less than the then current Exercise Price (or the Exercise Price as ultimately determined pursuant to the definition of Exercise Price), then the Exercise Price in effect immediately prior to such action by the Company shall be adjusted to equal the price at which any such subscriber or holder shall be entitled to purchase any such shares of Common Stock.

         (c) In the event that either of the events described in Section 3(a) or
Section 3(b) shall occur prior to the determination of the Exercise Price (pursuant to the definition of such term), then immediately upon the occurrence of the event that shall cause the determination of the Exercise Price pursuant to such definition, such Exercise Price shall immediately be adjusted in accordance with this Section 3.

         (d) Upon each adjustment of the Exercise Price as provided in Section 3(a) or Section 3(b), Warrantholder shall thereafter be entitled to subscribe for and purchase, at the Exercise Price resulting from such adjustment, the number of shares of Warrant Stock equal to the product of: (i) the number of shares of Warrant Stock existing prior to such adjustment; and (ii) the quotient obtained by dividing (I) the Exercise Price existing prior to such adjustment by
(II) the new Exercise Price resulting from such adjustment.

         (e) If, at any time prior to the Expiration Date, there occurs an event which would cause the automatic conversion ("Automatic Conversion") of the Warrant Stock into shares of the Company's common stock ("Common Stock") in accordance with the Articles, then any Warrant shall thereafter be exercisable, prior to the Expiration Date, into the number of shares of Common Stock into which the Warrant Stock would have been convertible pursuant to the Articles if the Automatic Conversion had not taken place.

         Section 4. Division and Combination. This Warrant may be divided or combined with other Warrants upon presentation at the office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by Warrantholder or its agent or attorney. The Company shall pay all expenses in connection with the preparation, issue and delivery of Warrants under this Section 4, including any transfer taxes resulting from the division or combination hereunder. The Company agrees to maintain at its office books for the registration of the Warrants.

         Section 5. Reclassification, Etc. In case of any reclassification or change of the outstanding Common Stock of the Company (other than as a result of a subdivision, combination or stock dividend), or in case of any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change of the outstanding Common Stock of the Company), at any time prior to the Expiration Date, then, as a condition of such reclassification, reorganization, change, consolidation or merger, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to Warrantholder, so that Warrantholder shall have the right prior to the Expiration Date to purchase, at a total price not to exceed that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable upon such reclassification, reorganization, change, consolidation or merger by a holder of the number of shares of Common Stock of the Company which might have been purchased by Warrantholder immediately prior to such reclassification, reorganization, change, consolidation or merger, and in any such case appropriate provisions shall be made with respect to the rights and interest of Warrantholder to the end that the provisions hereof (including provisions for the adjustment of the Exercise Price and of the number of shares purchasable upon exercise of this Warrant) shall thereafter be applicable in relation to any shares of stock and other securities and property thereafter deliverable upon the exercise of this Warrant.

         Section 6. Reservation and Authorization of Capital Stock. The Company shall at all times reserve and keep available for issuance such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants.

         Section 7. Stock and Warrant Books. The Company will not at any time, except upon dissolution, liquidation or winding up, close its stock books or Warrant books so as to result in preventing or delaying the exercise of any Warrant.

         Section 8. Limitation of Liabil ity. No provisions hereof, in the absence of affirmative action by Warrantholder to purchase Warrant Stock hereunder, shall give rise to any liability of Warrantholder to pay the Exercise Price or as a stockholder of the Company (whether such liability is asserted by the Company or creditors of the Company).

         Section 9. Registration Rights. The Warrant Stock issuable upon exercise of this Warrant is subject to the provisions of a certain Registration Rights Agreement, dated the same date as this Warrant, by and among the Company, Purchaser and the other Lenders.

         Section 10. Transfer. Subject to compliance with the Securities Act and the applicable rules and regulations promulgated thereunder, this Warrant and all rights hereunder shall be transferable in whole or in part. Any such transfer shall be made at the offices of the Company at which this Warrant is exercisable by Warrantholder or its duly authorized attorney upon surrender of this Warrant together with an assignment hereof properly endorsed. Promptly thereafter a new warrant shall be issued and delivered by the Company, registered in the name of the assignee. Until registration of the transfer of this Warrant on the books of the Company, the Company may treat Purchaser as the owner hereof for all purposes.

         Section 11. Investment Representations; Restrictions on Transfer of Warrant Stock. Unless a current registration statement under the Securities Act shall be in effect with respect to the Warrant Stock to be issued upon exercise of this Warrant, Warrantholder, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, and at the time of any proposed transfer of Warrant Stock acquired upon exercise hereof, Warrantholder will deliver to the Company a written statement that the Warrant Stock acquired by Warrantholder upon exercise hereof is for the account of Warrantholder (or is being held by Warrantholder as trustee, investment manager, investment advisor or as any other fiduciary for the account of the beneficial owner or owners) for investment, and is not being acquired with a view to, or for sale in connection with, any distribution thereof (or any portion thereof), and with no present intention (at any such time), of offering and distributing such Warrant Stock (or any portion thereof). The Warrant Stock may contain a standard securities law restrictive legend reasonably required by the Secretary of the Company.

         Section 12. Loss, Destruction of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity and/or security reasonably satisfactory to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of identical tenor and representing the right to purchase the same aggregate number of shares of Common Stock.

         Section  13.  Accredited   Investor.   Warrantholder   represents  that
Warrantholder is an accredited investor in all respects as defined under the Securities Exchange Act and all other Federal and State Regulations.

         Section 14. Amendments. The terms of this Warrant may be amended, and the observance of any term herein may be waived, but only with the written consent of the Company and Warrantholder.

         Section 15. Notices Generally. Any notice, request, consent, other communication or delivery pursuant to the provisions hereof shall be in writing and shall be sent by one of the following means: (i) by registered or certified first class mail, postage prepaid, return receipt requested; (ii) by facsimile transmission with confirmation of receipt; (iii) by nationally recognized courier service guaranteeing overnight delivery; or (iv) by personal delivery; and shall be properly addressed to Warrantholder at the last known address or facsimile number appearing on the books of the Company, or, except as herein otherwise expressly provided, to the Company at its principal executive office, or such other address or facsimile number as shall have been furnished to the party giving or making such notice, demand or delivery.

         Section 16. Successors and Assigns. This Warrant shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns which shall be limited to Affiliates of the holder hereof.

         Section 17. Arbitration. The parties agree that any dispute arising hereunder will be subject to Christian mediation. The parties will endeavor to choose a neutral, third-party Christian mediator who does not have a personal relationship with either, and on whom they can both agree. If the parties are unable to reach written agreement on a mediator, then each will choose one neutral Christian mediator from the list of Christian mediators in any credible Christian mediation organization, and within fifteen (15) days those chosen individuals will choose a mediator appropriate for this mediation. If the parties are unable to reach an agreement through mediation, both agree to submit their dispute to binding arbitration within ninety (90) days from the selection of the arbitrator. If after thirty (30) days from the unsuccessful mediation, the parties are unable to reach a written agreement on an arbitrator, then the process for choosing a mediator outlined previously in this paragraph will be instituted to aid in the appointment of an arbitrator. The appointment shall be binding.

         Section 18. Governing Law. In all respects, including all matters of construction, validity and performance, this Warrant and the obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas applicable to contracts made and performed in such State, except with respect to the validity of this Warrant, the issuance of Warrant Stock upon exercise hereof and the rights and duties of the Company with respect to registration of transfer, which shall be governed by the General Corporation Law of the State of Texas, in each case without reference to the conflicts of laws principles of the State of Texas. The parties agree that Any dispute arising hereunder will be subject to The exclusive jurisdiction of the TARRANT county district courts.


         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed in its name by a duly authorized officer.

Dated: July 29, 2005


                                      Urban Television Network Corporation,
                                      a Nevada corporation


                                      By: /s/ Randy Moseley
                                         ---------------------------------------
                                         Randy Moseley, Executive Vice President









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